Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Files Investigational New Drug Application
with FDA for Anticancer Drug LOR-253

TORONTO, CANADA, June 1, 2010 – Lorus Therapeutics Inc. (TSX: LOR; OTCBB: LRUSF) (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the filing of an Investigational New Drug (IND) application with the U.S. Food & Drug Administration (FDA) for its anticancer drug candidate LOR-253.

The IND application is for a first-in-man Phase I dose escalation trial in advanced or metastatic solid tumors. The trial will assess the safety profile, tolerability, and antitumor activity of LOR-253 in cancer patients, as well as pharmacokinetic and pharmacodynamic properties of this drug. The Phase I trial will be conducted at Memorial Sloan-Kettering Cancer Center in New York, NY. The Principal Investigator for the trial is Dr. Richard D. Carvajal.

About LOR-253

LOR-253 is a small molecule compound that has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class inhibitor of the novel cancer target Metal-Responsive Transcription Factor 1 (MTF-1). The mode of action of LOR-253 involves the downregulation of cyclin D1, an important regulator of cell cycle progression and cell proliferation, and decreased expression of genes involved in tumor hypoxia (low oxygen content) and angiogenesis. Increased angiogenesis and alterations in the cyclin D1 regulatory pathway have been linked to the development of cancer.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR and on the OTCBB under the symbol LRUSF.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:
Dr. Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com